SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 30 2017
REGISTRATIONS BRANCH
15



17018453

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONFUND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 OLD DANBURY ROAD
(No. and Street)

WILTON	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SPONGBERG 203-563-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

300 ATLANTIC STREET	STAMFORD	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN SPONGBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONFUND SECURITIES, INC., as of JUNE 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

AMANDA M. BROWN
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 4/30/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Index
June 30, 2017

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to the Statement of Financial Condition 3–6



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Commonfund Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2017, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 29, 2017

PricewaterhouseCoopers LLP, 300 Atlantic Street, Stamford, CT 06901
T: (203) 539 3000, F: (813) 207 3999, www.pwc.com/us

Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2017

Assets	
Cash and cash equivalents (Note 2)	$ 11,883,859
Receivables from affiliated organizations	12,586,227
Deferred tax asset	87,838
Prepaid Taxes	378,687
Property and equipment, at cost, less accumulated depreciation (Note 2)	15,896
Prepaid expenses	156,849
Other assets	21,447
Other receivables	20,770
Total assets	$ 25,151,573
Liabilities and Shareholder's Equity	
Compensation payable (Note 7)	$ 4,514,091
Accounts payable and accrued expenses	605,265
Current tax liability	1,034,993
Payable to affiliated organizations	234,641
Total liabilities	6,388,990
Commitments and contingencies (Note 6)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	15,207,155
Total shareholder's equity	18,762,583
Total liabilities and shareholder's equity	$ 25,151,573

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo") a wholly owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo and the Company expanded its broker-dealer services to Commonfund, Commonfund Asset Management Company ("Comanco"), and Commonfund Capital, Inc. ("CCI"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. These financial statements are presented in the Company's functional currency, the United States Dollar.

Income Taxes
The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company has a tax sharing agreement with HoldCo, whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. The Company is then required to reimburse HoldCo payment of such tax. Furthermore, HoldCo has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The deferred tax assets are primarily from compensation awarded, but not paid, for which we determine, in accordance with provisions of ASC 740, Income Taxes, are more likely than not able to be realized due to the generation of sufficient taxable income in the future. The probability of future taxable income and historical profitability, among other factors, are considered in assessing the amount of the valuation allowance.

The deferred income tax asset reported on the Statement of Financial Condition does not include any valuation reserve at June 30, 2017. All cumulative temporary differences are deemed more likely than not to be realized in future years.

ASC 740 provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the consolidated financial statement is the greatest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash and cash equivalents include cash, bank deposits and money market mutual funds with original maturities of 90 days or less. Cash is held on deposit with the Company's custodian, Wells Fargo Bank, N.A. Cash equivalents include a money market fund that invests in government agency debt, treasury repurchase agreements and treasury debt.

At June 30, 2017, cash and cash equivalents consisted of:

Demand Deposit	$	7,927,296
State Street Institutional U.S. Government Money Market Fund		3,956,563
Total	$	11,883,859

The money market fund offers daily liquidity and is valued at net asset value of $1.00 per share as reported by the fund. The money market fund is considered a Level 1 investment. Level 1 assets are valued using inputs that reflect unadjusted quoted prices in active markets that the Company has the ability to access at the measurement date.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. The major category of fixed assets as of June 30, 2017 is Furniture, Fixtures and Equipment with a cost of $246,862. As of June 30, 2017, the Company did not have any leasehold improvements.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases*. ASU 2016-02 supersedes existing guidance on lease accounting and requires lessees to recognize a right-of use asset and a lease liability on leases lasting more than one year. The new standard is effective for the fiscal year beginning after December 15, 2018, with early adoption permitted. The Company does not plan to early adopt ASU 2016-02 and is currently evaluating the impact that this update will have on its financial statements.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting.

As of June 30, 2017, Receivables from and Payables to affiliated organizations are as follows:

	Receivable From	Payable To
Commonfund	$ -	$ 230,215
Holdco	12,584,291	-
Comanco	-	4,426
CCI	1,936	-
	$ 12,586,227	$ 234,641

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $6,388,990 at June 30, 2017. At June 30, 2017, the Company's ratio of aggregate indebtedness to net capital was 1.18 to 1 and net capital was $5,433,475, which was $5,007,542 in excess of such required net capital, or $425,933.

5. Concentrations of Credit Risk

The Company's cash is held at a major national U.S. bank. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage. The Company's cash equivalents are invested with a major national investment company and is not covered by FDIC insurance. These factors subject the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of these financial institutions in order to monitor the credit risk that exists with the balances in excess of insured amounts.

6. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount at and operating costs of Commonfund's headquarters. The office share agreement allows for termination with 90-days' notice by either party.

Additionally, the Company has an office lease agreement in San Francisco, California. The current term of the lease agreement will expire on June 30, 2019.

The Company's minimum annual lease commitments are as follows:

Fiscal Year	
2018	275,650
2019	283,920
Total	$ 559,570

The above table does not include commitments to Commonfund or its affiliates as no leases are currently in effect.

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

Commonfund implemented the Commonfund and Affiliates Incentive Compensation Policy (the "Plan") effective July 1, 2015 to align compensation with operational goals. The Plan is effective for all employees of the Company and replaces all prior incentive compensation plans. Compensation costs under the Plan are recognized during the fiscal year, with payments generally made by the third month following fiscal year end.

Pursuant to the Plan, awards previously granted during the fiscal years ended June 30, 2014 and 2015, subject to vesting conditions under the Commonfund and Affiliates Contingent Incentive Compensation Plan (the "Contingent Plans") for each respective year will continue to be subject to the terms and conditions of these Contingent Plans. Awards granted under the Contingent Plans vest ratably over a three year period, with payments made on each three year anniversary of grant date. Actual payments are determined by applying a notional adjustment (whether positive or negative) to the contingent amounts in accordance with the plan documents approved by the Compensation Committee of Commonfund.

The June 30, 2017 liability under the Plan and Contingent Plans of $4,514,901 is included in Compensation payable in the Statement of Financial Condition. As of June 30, 2017, the unearned and unvested contingent amount under the Contingent Plans is $113,834.

8. Subsequent Events

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statement occurring from the date of the Statement of Financial Condition through August 29, 2017, the date to this financial statement was available to be issued.



Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2017